EVEREST PROPERTIES II, LLC
199 S. Los Robles Avenue, Suite 200
Pasadena, CA  91101

CONTACT: Chris Davis or Stacey McClain of Everest Properties II, LLC
         (626) 585-5920


FOR IMMEDIATE RELEASE


     PASADENA, CALIFORNIA, August 1, 2005 - Everest Properties II, LLC today announced that it has extended the expiration date of its outstanding tender offer for limited partnership interests in American Republic Realty Fund I, L.P. The expiration date for the tender offer has been extended to 5:00 p.m., Los Angeles time, on Tuesday, August 9, 2005. The offer was previously scheduled to expire at 5:00 p.m., Los Angeles time, on Monday, August 1, 2005. Everest reported that approximately 410 units have been deposited to date in response to the offer.